UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on equalizations in Lula, Atapu and Sépia

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Rio de Janeiro, May 13, 2020 – Petróleo Brasileiro S.A. – Petrobras, regarding the press releases disclosed on March 18, 2019 and September 11, 2019, which announced the approval of Production Individualization Agreements (AIP) of the Lula, Atapu and Sépia joint reservoirs, in Rio de Janeiro, informs that it executed Expenses and Volume Equalization Agreements (AEGV) with the respective consortium members.

The approval of the AIPs by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) resulted in the definition of the proportional shares of each company in the joint reservoirs, which requires a rebalancing between the revenues and expenses incurred by each party since the beginning of the concession and onerous transfer of rights agreements. The table below presents Petrobras’ share in the respective agreements and in the joint reservoir.

Petrobras’ share in the joint reservoirs

Reservoir	Transfer of Rights Agreement	Concession Agreement	Share in the Joint Reservoir
Lula	100%	65%	67.2%
Atapu	100%	42.5%	89.3%
Sépia	100%	80%	97.6%

In this context, on April 30, 2020, Petrobras and the partner companies, together with their affiliates, executed said AEGVs for the equalization between the expenses incurred and the revenue obtained with the volumes produced until the date of performance of the AIPs of the Lula, Sépia and Atapu joint reservoirs.

As a result of the process to equalize volume expenses in the three reservoirs, in the second quarter of 2020, Petrobras will pay the net amount of approximately US$ 472 million to the consortium members and their affiliates, which is still subject to financial and exchange rate updates until the settlement date.

The Lula joint reservoir comprehends:

•      the Concession Agreement BM-S-11 (Lula field), operated by Petrobras (65%), in partnership with Shell (25%) and Petrogal Brasil S.A. (10%);

•      the Tupi South Block of the Onerous Transfer of Rights Agreement (Sul de Lula field), operated by Petrobras (100%); and

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's Management. The terms: “anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

•      the non-contracted area owned by the Federal Government, represented by Pré-Sal Petróleo (PPSA) in the AIP, under Law 12,351/2010.

The Atapu joint reservoir comprehends:

•      the Concession Agreement BM-S-11A (Oeste de Atapu field), operated by Petrobras (42.5%), in partnership with Shell (25%), Total (22.5%) and Petrogal Brasil S.A. (10%);

•      the Entorno de Iara Block of the Onerous Transfer of Rights Agreement (Atapu field), operated by Petrobras (100%); and

•      the non-contracted area owned by the Federal Government, represented by Pré-Sal Petróleo (PPSA) in the AIP, under Law 12,351/2010.

The Sépia joint reservoir comprehends:

•      the Concession Agreement BM-S-24 (Sépia Leste field), operated by Petrobras (80%) in partnership with Petrogal Brasil S.A. (20%); and

•      the Tupi Northeast Block of the Onerous Transfer of Rights Agreement (Sépia field), operated by Petrobras (100%).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's Management. The terms: “anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer